

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2014

Via E-mail
Petros Christodoulou
Chief Executive Officer and
Chief Financial Officer
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537 Greece

  Re: **Capital Product Partners L.P.**
     Form 20-F for Fiscal Year Ended December 31, 2013
     Filed February 18, 2014
     File No. 001-33373

Dear Mr. Chirstodoulou:

  We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements, F-8

Note 13. Partners' Capital, page F-41

1. We note that certain holders of Class B Convertible Preferred Units converted 5,733,333 of their units into Common Units during 2013, presumably at the specified conversion price per share of $9. Please tell us how the conversion was recorded in greater detail and how the conversion was reported in the consolidated statement of changes in partners' capital.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have any questions.

       Sincerely,

       /s/ Andrew D. Mew

For   Lyn Shenk
       Branch Chief